BioHarvest Sciences Announces Strategic Leadership Transition with Dr. Zaki Rakib Assuming Role of Chief Executive Officer to Accelerate “Two-Lens” Growth Strategy

Ilan Sobel joins Board of Directors with focused mandate on D2C growth.

Dr. Zaki Rakib, Co-Founder and Executive Chairman, assumes role of Chief Executive Officer, Integrating R&D, Manufacturing, and Operations under the CDMO.

Vancouver, British Columbia and Rehovot, Israel –  April 29, 2026 – BioHarvest Sciences Inc. (Nasdaq: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a leader in Botanical Synthesis™ technology, today announced a strategic leadership transition designed to sharpen execution of its “two-lens strategy” across its direct-to-consumer (“D2C”) business and its Contract Development and Manufacturing Organization (“CDMO”) business.

Dr. Zaki Rakib, the Company’s Co-Founder and Executive Chairman, has assumed the role of Chief Executive Officer, consolidating leadership of R&D, Manufacturing, and Operations in the CDMO division under a unified structure. Ilan Sobel, who has served as Chief Executive Officer since 2020, has transitioned from his executive role and has been appointed to the Company’s Board of Directors, where he will focus on advancing the D2C business.

Dr. Zaki Rakib, incoming Chief Executive Officer of BioHarvest, commented, “This transition reflects the natural evolution of BioHarvest’s strategy and the Board’s conviction that consolidating R&D, Manufacturing, and Operations under unified leadership in the CDMO will strengthen our long-term competitive position. Bringing these functions together will accelerate our ability to scale manufacturing and deepen the capabilities of our CDMO platform, while Ilan’s appointment to the Board is a strategic asset for BioHarvest. His deep Fast-Moving Consumer Goods expertise and hands-on involvement with our sales and marketing organization will be invaluable as we expand VINIA’s footprint to retail, to complement its strong online sales momentum. I look forward to working closely with him as we execute the next chapter of growth.”

“Leading BioHarvest over the past six years has been a defining chapter of my career”, commented Mr. Ilan Sobel. “Together with an exceptional and committed team, we built a strong operational and commercial foundation, established the Company as a Nasdaq-listed growth platform, and made VINIA a resveratrol category leader in the USA, positively impacting the daily health and wellness of more than 85,000 consumers. Just as importantly, we helped validate the power of BioHarvest’s Botanical Synthesis technology to develop life-changing compounds with the potential to improve human health and wellness at scale. I am excited to continue contributing at the board level and to remain closely engaged with the D2C business, where I see significant opportunities ahead. I look forward to working alongside Zaki as he leads BioHarvest into its next phase of growth and value creation.”

Dr. Rakib is uniquely positioned to lead this next phase of BioHarvest’s growth. His current leadership of the CDMO division, combined with recent oversight of the Company’s entire R&D organization, provides direct, hands-on command of the platform’s most critical capabilities. Dr. Rakib brings more than 35 years of executive leadership experience, deep institutional knowledge of BioHarvest’s technology platform, and a proven record of building high-growth companies. As Co-Founder and former Chief Executive Officer of BioHarvest, he has been instrumental in shaping the Company’s strategic direction since its inception. Prior to BioHarvest, Dr. Rakib was Co-Founder and CEO of Terayon

Communication Systems, which he scaled from inception to $380 million in annual revenue and a $7 billion market capitalization as a Nasdaq-listed company within six years.

The Board of Directors expressed its appreciation to Mr. Sobel for his significant contributions over the past six years. Since assuming the Chief Executive Officer role in 2020, Mr. Sobel led BioHarvest from a pre-revenue operation to approximately $35 million in revenue in fiscal year 2025, establishing the Company as a fully operational, Nasdaq-listed growth platform. The board looks forward to continuing to benefit from Mr. Sobel’s expertise in his capacity as a director.

Dr. Rakib added, “I would like to thank Ilan for his exceptional leadership, partnership, and dedication in building BioHarvest into the company it is today. His impact is deeply embedded in our culture and capabilities. I am very pleased that Ilan will continue to contribute at the board level and remain actively involved in strengthening our D2C business. As we execute our ‘two-lens strategy’, I look forward to working closely together to drive the next stage of growth, scale our CDMO platform, and deliver increasing value to our shareholders.”

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Readers are cautioned not to place undue reliance on forward-looking statements. For the Products division, launching new products and introducing new sales channels is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com